As filed with the Securities and Exchange Commission on November 10, 2006

 Registration No. 333- 101728

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST EFFECTIVE AMENDMENT NO. 2 TO
FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

IMPALA PLATINUM HOLDINGS LIMITED
(Exact name of issuer of deposited securities as specified in its charter)

n/a
(Translation of issuer’s name into English)

Republic of South Africa
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-1905
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

David Orlin
WINDELS, MARX, LANE & MITTENDORF, LLP
156 West 56th Street, New York, NY 10019
(212) 237 1174
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

DEUTSCHE BANK TRUST COMPANY AMERICAS
60 Wall Street
New York, New York 10005
(212) 250-1905

It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing.

on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares, each representing one ordinary share of Impala Platinum Holdings Limited	N/A	N/A	N.A	N/A

This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Form of Amendment to Deposit Agreement filed as Exhibit (a)(3) to the Post-Effective Amendment to Registration Statement on Form F6 which is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Cross Reference

Item Number and Caption			Location in Form of Receipt Filed Herewith as Prospectus
1.	Name and address of depositary		Introductory Article

2.	Title of American Depositary Receipts and identity of deposited securities		Face of Receipt, top center
Terms of Deposit:

	(i)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Articles number 15 and 18

	(iii)	The collection and distribution of dividends	Articles number 4, 13, 14, 16 and 18

	(iv)	The transmission of notices, reports and proxy soliciting material	Articles number 12, 15 and 18

	(v)	The sale or exercise of rights	Articles number 13 and 14

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 13, 14, 16 and 18

	(vii)	Amendment, extension or termin-ation of the deposit	Articles number 20 and 21

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 12

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 6 and 8

	(x)	Limitation upon the liability of the depositary	Articles number 13, 17, 18 and 21

3.	Fees and Charges		Articles number 6 and 9

Item - 2. AVAILABLE INFORMATION

Public reports furnished by issuer			Article number 12

The Company furnishes the United States Securities and Exchange Commission (the “Commission”) with certain public reports and documents required by foreign law or otherwise under rule 12g3-2(b) under the Securities Exchange Act of 1934. These reports can be inspected by holders of receipts and copied at public reference facilities maintained by the Commission located at 100 F Street N.E., Washington D.C. 20549, and at the principal executive office of the Depositary.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)
Form of Deposit Agreement. Form of Deposit Agreement among Impala Platinum Holdings Limited, Deutsche Bank Trust Company Americas, as deposi-tary (the “Depositary”), and all owners and holders from time to time of American Depositary Receipts issued thereunder (the “Deposit Agreement”), was previously filed as Exhibit (a) to Registration Statement No. 333-101728 and is incorporated herein by reference.

(a)(2)
Form of Amendment No. 1 to Deposit Agreement. Form of Amendment No. 1. to Deposit Agreement was previously filed as Exhibit (a)(2) to Post-Effective Amendment No. 1 to Registration Statement No. 333-101728 and is incorporated herein by reference

(a)(3)	Form of Amendment No. 2 to Deposit Agreement. Form of Amendment No. 2 to Deposit Agreement, including the Form of American Depositary Receipt is filed herewith as Exhibit (a)(3)

(b)
Any other agreement to which the Depositary is a party relating to the issu-ance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. Previously Filed

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized represen-tative of the Company. Previously Filed.

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are disclosed in the prospectus, the Depositary under-takes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary under-takes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of London, on November 9, 2006.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares of Impala Platinum Holdings Limited.

By: Deutsche Bank Trust Company Americas,
As Depositary

By:_/s/Jeff Margolick_ _______
Name: Jeff Margolick
Title: Director

By:_/s/Tom Murphy_ _____
Name: Tom Murphy
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities of 1933, Impala Platinum Holdings Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Marshalltown, the Republic of South Africa on November 8, 2006.

Impala Platinum Holdings Limited

By:/s/C E Markus
Name: C E Markus
Title: Executive Director

By: /s/Alan Michael Snashall
Name: Alan Michael Snashall
Title: Company Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on November 8, 2006.

Signature	Title

PG Joubert	Chairman of the Board of Directors
*
KC Rumble	Chief Executive Officer (Principal Executive Officer)
*
DH Brown	Director
*
CE Markus	Director

JM McMahon	Director
*
MV Mennell	Director

L Molotlegi	Director
*
DM O'Connor	Director
*
MF Pleming	Director

JV Roberts	Director

*
DH Brown	Finance Director (Principal Financial and Accounting Officer)
*
David Orlin	Authorized Representative in the United States
*By:_/s/Alan Michael Snashall______ Name: Alan Michael Snashall Title: Power of Attorney

INDEX TO EXHIBITS
Exhibit Number	Sequentially Numbered Page

(a) (3) Form of Amendment to Deposit Agreement

(e) Rule 466 Certification